SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A.

Financial Statements for the Six-month Period Ended June 30, 2005 and Independent Auditors' Review Report Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1. We have performed a special review of the Quarterly Information of Tele Sudeste Celular Participações S.A. and subsidiaries referring to the quarter and six-month period ended June 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the individual and consolidated statements of income for the quarter and six-
-month period ended June 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated April 25, 2005 and July 19, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , July 22, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT ASSETS
Cash and cash equivalents	197	759	6,776	6,185
Financial investments	55,801	17,433	315,331	237,770
Trade accounts receivable, net	-	-	450,199	410,492
Inventories	-	-	86,331	93,214
Advances to suppliers	-	1,626	3,106	6,062
Interest on capital and dividends	27,775	27,567	-	-
Deferred and recoverable taxes	3,038	2,298	355,086	330,362
Derivative contracts	-	-	4	1,315
Prepaid expenses	-	-	63,734	81,354
Other assets	714	81	77,219	79,576
	87,525	49,764	1,357,786	1,246,330

NONCURRENT ASSETS
Deferred and recoverable taxes	54,371	52,671	241,453	226,051
Prepaid expenses	-	-	15,090	13,318
Other assets	530	530	9,113	9,061
	54,901	53,201	265,656	248,430

PERMANENT ASSETS
Investments	1,959,086	1,957,159	499	499
Property, plant and equipment, net	215	323	1,197,601	1,227,442
Deferred charges, net	-	-	1,884	2,016
	1,959,301	1,957,482	1,199,984	1,229,957

TOTAL ASSETS	2,101,727	2,060,447	2,823,426	2,724,717

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

CURRENT LIABILITIES
Payroll and related accruals	382	608	23,865	25,510
Trade accounts payable	4,389	5,004	428,916	383,688
Taxes payable	1,509	456	70,350	52,684
Loans and financing	-	-	40,790	50,123
Interest on capital and dividends	35,634	35,713	37,332	37,635
Reserve for contingencies	-	-	67,118	59,489
Derivative contracts	-	-	9,235	8,910
Other liabilities	44,117	7,072	80,715	45,080
	86,031	48,853	758,321	663,119

LONG-TERM LIABILITIES
Reserve for contingencies	-	-	24,694	25,532
Other liabilities	-	-	24,715	24,472
	-	-	49,409	50,004

SHAREHOLDERS' EQUITY
Capital	891,460	891,460	891,460	891,460
Capital reserves	206,934	206,934	206,934	206,934
Revenue reserves	235,207	235,207	235,207	235,207
Retained earnings	681,964	677,862	681,964	677,862
	2,015,565	2,011,463	2,015,565	2,011,463

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	2,101,727	2,060,447	2,823,426	2,724,717

The accompanying notes are an integral part of these financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per thousand shares)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	1,147,036	1,028,071
Sales of products	-	-	323,266	228,809
	-	-	1,470,302	1,256,880
Deductions from gross revenue	-	-	(473,244)	(339,158)

NET OPERATING REVENUE	-	-	997,058	917,722
Cost of services provided	-	-	(281,171)	(285,640)
Cost of products sold	-	-	(258,455)	(206,786)

GROSS PROFIT	-	-	457,432	425,296

OPERATING REVENUES (EXPENSES)
Selling expenses	-	-	(303,410)	(224,178)
General and administrative expenses	(1,976)	(2,152)	(93,833)	(98,135)
Other operating expenses	(9)	(31)	(36,900)	(19,842)
Other operating revenue	632	-	43,052	10,586
Equity pick-up	41,915	63,459	-	-
	40,562	61,276	(391,091)	(331,569)

OPERATING INCOME BEFORE FINANCIAL INCOME	40,562	61,276	66,341	93,727
Financial income	5,581	3,489	3,484	5,827

OPERATING INCOME	46,143	64,765	69,825	99,554
Nonoperating income (expenses), net	-	-	414	(116)

INCOME BEFORE TAXES	46,143	64,765	70,239	99,438
Income and social contribution taxes	(1,311)	(1,395)	(25,407)	(36,068)

NET INCOME	44,832	63,370	44,832	63,370

EARNINGS PER THOUSAND SHARES - R$	0.4992	0.0001

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

Tele Sudeste Celular Participações S.A. ("Tele Sudeste" or the "Company") is a publicly-
-traded company which, as of June 30, 2005, is controlled by Brasilcel N.V. (51.61% of total capital), Sudestecel Participações S.A. (24.52% of total capital), Tagilo Participações Ltda. (10.80% of total capital) and Avista Participações Ltda. (4.21% of total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles , S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

Tele Sudeste has a full controlling interest in the operators Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to Telerj and Telest are valid until November 30, 2005 and November 30, 2008, respectively, and are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, are regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and complementary regulations, decrees, rulings and plans.

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (CVM).

The consolidated ITR include, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telerj and Telest. In the consolidation, all the balances and transactions between the companies were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to March 31, 2005 and June 30, 2004 were reclassified, where applicable, for comparison purposes.

3.  FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Financial investments	55,801	17,433	315,331	237,770

The financial investments refer to fixed-income investments which are indexed to interbank deposit (CDI) rates.

As of June 30, 2005, the Company had financial investments of R$24,755 pledged in guarantee of lawsuits.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06.30.05	03.31.05

Unbilled amounts	57,990	63,890
Billed amounts	215,979	172,378
Interconnection	93,092	107,859
Products sold	136,957	110,313
Allowance for doubtful accounts	(53,819)	(43,948)
Total	450,199	410,492

No customers have contributed with more than 10% of the net accounts receivable as of June 30 and March 31, 2005, except for the amounts receivable from Telemar Norte Leste S.A., which represent 11% of the net accounts receivable as of March 31, 2005.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	41,210	31,685
Additions in the 1 st quarter	9,385	11,462
Write-offs in the 1 st quarter	(6,647)	(2,292)

Balance as of March 31	43,948	40,855

Additions in the 2 nd quarter	4,240	8,329
Write-offs and recoveries in the 2 nd quarter	5,631	(5,405)

Balance as of June 30	53,819	43,779

5.  INVENTORIES

	Consolidated
	06.30.05	03.31.05

Digital handsets	99,966	105,528
Accessories and others	5,447	4,743
(-) Allowance for obsolescence	(19,082)	(17,057)
Total	86,331	93,214

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Prepaid income and social contribution taxes	56,276	53,895	190,459	178,311
Withholding income tax	409	282	16,554	14,698
Recoverable ICMS (State VAT)	-	-	78,476	70,186
Recoverable PIS and COFINS (taxes on revenue)	-	-	45,892	38,078
Other recoverables	242	242	2,332	2,301
Total of recoverable taxes	56,927	54,419	333,713	303,574

Deferred income and social contribution taxes	482	550	250,998	246,021
ICMS to be appropriated	-	-	11,828	6,818
Total	57,409	54,969	596,539	556,413

Current	3,038	2,298	355,086	330,362
Noncurrent	54,371	52,671	241,453	226,051

Deferred income and social contribution taxes are mainly comprised of:

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Merged tax credit (corporate restructuring)	-	-	26,236	49,922
Tax credits relating to:
Obsolescence	-	-	6,488	5,799
Contingencies	-	-	31,216	28,907
Doubtful accounts	-	-	18,298	14,942
Customer loyalty program	-	-	5,350	5,139
Accelerated depreciation	-	-	25,538	23,189
Other amounts	482	550	16,311	7,313
Tax loss carryforwards	-	-	121,561	110,810
Total	482	550	250,998	246,021

Current	86	154	94,269	102,222
Noncurrent	396	396	156,729	143,799

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards : will be offset up to a limit of 30% of taxable income in the coming years. Based on projections of future results, it is estimated that that the total tax loss carryforwards will be set off in up to four years.

b)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 27) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with terms of five years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c)  Temporary differences : will be realized upon the payments of accruals, the effective losses on bad debts and the realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusion of these studies as of June 30, 2005.

7.  PREPAID EXPENSES

	Consolidated
	06.30.05	03.31.05

FISTEL fees	50,925	60,222
Rents	8,118	8,484
Advertising	11,541	16,683
Personnel benefits	258	1,088
Commercial incentives	445	513
Other	7,537	7,682
Total	78,824	94,672

Current	63,734	81,354
Noncurrent	15,090	13,318

8.  OTHER ASSETS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Escrow deposits	-	-	20,040	15,251
Advances to employees	-	-	3,133	3,241
Credits with suppliers	-	-	8,001	7,774
Receivable from Group companies	677	46	34,121	33,825
Prepaid subsidies for products	-	-	10,621	15,334
Tax incentives	530	530	1,479	1,479
Other assets	37	35	8,937	11,733
Total	1,244	611	86,332	88,637

Current	714	81	77,219	79,576
Noncurrent	530	530	9,113	9,061

9.  INVESTMENTS

a)  Participation in subsidiaries

	Total	Total common	Shareholders' equity as of		Net profit as of
Investees	interest - %	shares	06.30.05	03.31.05	06.30.05	06.30.04

Telerj Celular S.A.	100	30,449,109	1,625,785	1,632,538	9,710	39,098
Telest Celular S.A.	100	2,038,856	333,301	324,621	32,205	24,361

b)  Changes

The changes in the Company's investments were as follows for the six-month periods ended June 30, 2005 and June 30, 2004:

	2005	2004

Opening balance	1,917,171	1,853,505
Equity pick-up in the 1 st quarter	39,988	38,160
Closing balance of investment as of March 31	1,957,159	1,891,665

Equity pick-up in the 2 nd quarter	1,927	25,299
Closing balance of investment as of June 30	1,959,086	1,916,964

10.  PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual	06.30.05			03.31.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10 to 14.29	1,549,827	(1,143,929)	405,898	425,666
Switching equipment	14.29	697,187	(490,287)	206,900	213,441
Infrastructure	4.00 to 20.00	402,617	(220,136)	182,481	186,545
Land	-	4,353	-	4,353	4,353
Software use rights	20.00	300,328	(194,202)	106,126	104,668
Buildings	4.00	33,707	(4,915)	28,792	29,069
Terminals	66.67	219,791	(165,196)	54,595	53,929
Other assets	10 to 20.00	277,024	(159,851)	117,173	124,573
Assets and construction in progress	-	91,283	-	91,283	85,198
Total		3,576,117	(2,378,516)	1,197,601	1,227,442

11.  TRADE PAYABLES AND ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Trade payables	3,704	4,311	265,671	179,791
Interconnections	-	-	12,353	39,831
Amounts to be transferred - SMP (*)	-	-	101,633	99,173
Technical assistance (see Note 28)	-	-	39,196	42,383
Other	685	693	10,063	22,510
Total	4,389	5,004	428,916	383,688

(*) Refer to long-distance services to be passed on to the operators due to migration to the Personal Mobile Service (SMP) System.

12.  TAXES PAYABLE

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

State VAT (ICMS)	-	-	20,183	9,828
Income and social contribution taxes	1,509	456	17,930	10,674
Taxes on revenue (PIS and COFINS)	-	-	15,227	18,079
FISTEL fees	-	-	4,827	1,751
FUST and FUNTTEL	-	-	1,308	1,248
CIDE	-	-	10,128	10,447
Other	-	-	747	657
Total	1,509	456	70,350	52,684

13.  LOANS AND FINANCING

a)  Debt composition

				Consolidated
Principal	Currency	Interest	Maturity	06.30.05	03.31.05

Financial institutions :
Resolution No. 2,770	US$	10.8% p.a. to 11% p.a.	01.08.05 to 03.10.05	27,030	30,661
Assumption of debt	US$	1.825% p.a. + Libor	18.10.05 to 07.11.05	8,874	10,067
NEC do Brasil S.A.	US$	7.30% p.a.	29.11.05	3,668	8,323
Interest				1,218	1,072
Total				40,790	50,123

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b)  Coverage

As of June 30, 2005, the Company had exchange contracts in the nominal amount of US$36,948 thousand and €639 thousand (US$50,596 thousand as of March 31, 2005), for the complete hedge of its foreign exchange liabilities. Up to that date, the Company had recorded a net loss of R$9,231 (R$7,595 as of March 31, 2005), on these exchange hedge operations, represented by a balance of R$4 (R$1,315 as of March 31, 2005) under current assets, and R$9,235 (R$8,910 as of March 31, 2005) under long-term liabilities.

14.  INTEREST ON CAPITAL AND DIVIDENDS

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Interest on capital	26,236	26,236	26,236	26,236
Dividends	9,398	9,477	11,096	11,399
Total	35,634	35,713	37,332	37,635

15.  OTHER LIABILITIES

	Company		Consolidated
	06.30.05	03.31.05	06.30.05	03.31.05

Premium on sale of call option	-	-	13,462	10,972
Accrual for customer loyalty program (a)	-	-	15,734	15,116
Other intercompany liabilities	7,048	7,072	13,470	16,948
Pension plan	-	-	640	398
Reverse split of shares (b)	37,067	-	37,067	-
Others	2	-	25,057	26,118
Total	44,117	7,072	105,430	69,552

Current	44,117	7,072	80,715	45,080
Noncurrent	-	-	24,715	24,472

a)  The subsidiaries have fidelity programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned considering historic redemption data, points generated and the average cost of a point.

b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's capital shares (Note 17).

16.  RESERVE FOR CONTINGENCIES

The subsidiaries are parties to certain lawsuits involving labor, tax and civil matters, and recorded reserves in relation to the claims in which an unsuccessful outcome was classified as probable.

The breakdown of the reserves is as follows:

	Consolidated
	06.30.05	03.31.05

Labor	12,000	11,992
Civil	30,370	26,040
Tax	49,442	46,989
Total	91,812	85,021

Current	67,118	59,489
Noncurrent	24,694	25,532

The changes in the reserve for contingencies in the six-month period ended June 30, 2005 are as follows:

Consolidated

Balance as of December 31, 2004	83,620
New provisions, net of reversals	13,181
Monetary variation	2,480
Payments	(7,469)
Balance as of June 30, 2005	91,812

16.1. Tax litigation

16.1.1. Probable loss

No significant new tax claims with a "probable" loss classification were filed in this first semester. The evolution of the reserves for tax contingencies substantially corresponds to the monetary changes in the claims since the last company year.

16.1.2. Possible loss

No significant new tax claims with a "possible" loss classification were filed in this first semester. No significant alterations occurred in the claims indicated in this report since the last company year.

16.2. Civil and labor suits

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases. In the first semester there was an increase in the number of civil and labor suits of the same nature as prior periods, in the amount of R$11,884.

In relation to claims with a "possible" loss classification, the amounts involved are R$48,161 for civil claims and R$6,973 for labor claims.

17.  SHAREHOLDERS' EQUITY

a) Capital

An Extraordinary Shareholders' Meeting held on March 29, 2005 approved a reverse split of the 449,009,994,135 nominative book-entry shares, without par value, comprising 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing capital, in the proportion of 5,000 (five thousand) shares to 1 (one) share of the same class, and the capital now comprises 89,801,999 nominative book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

The capital as of June 30 and March 31, 2005 comprises shares without par value, as follows:

Thousands of shares

Common shares	37,887
Preferred shares	51,915
Total	89,802

b) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which is being capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit (Note 27).

c) Revenue reserve

(i) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to compensate losses or increase capital.

(ii) Other revenue reserves

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the forthcoming financial years.

d) Dividends and interest on capital

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws, but they are assured priority in the reimbursement of capital, without premium, and the receipt of a dividend 10% higher than that attributed to each common share.

The dividends are calculated in accordance with the Company's bylaws and in agreement with corporate law, which establishes a minimum dividend of 25% of income for the financial year.

18.  NET OPERATING REVENUE

	Consolidated
	06.30.05	06.30.04

Subscription charges	51,346	75,204
Use of network	640,709	517,167
Additional call charges	15,861	14,779
Interconnection	378,757	388,821
Data service	48,604	21,010
Other services	11,759	11,090
Gross revenue from services	1,147,036	1,028,071

State VAT (ICMS)	(228,953)	(187,343)
Taxes on revenue (PIS and COFINS)	(41,409)	(37,075)
Taxes on services provided (ISS)	(708)	(277)
Discounts granted	(36,374)	(19,522)
Net operating revenue from services	839,592	783,854

Gross revenue from digital handsets and accessories	323,266	228,809

State VAT (ICMS)	(23,071)	(19,867)
Taxes on revenue (PIS and COFINS)	(18,402)	(15,034)
Discounts granted	(105,437)	(40,191)
Returned sales	(18,890)	(19,849)
Net operating revenue from the sale of handsets and accessories	157,466	133,868

Total net operating revenue	997,058	917,722

No clients have contributed with more than 10% of gross operating revenue in the six-
-month periods ended June 30, 2005 and June 30, 2004, except for Telemar Norte Leste S.A., a fixed-line operator that contributed with approximately 17% and 22% of gross operating revenues in the six-month periods ended June 30, 2005 and June 30, 2004, respectively, principally in relation to interconnections.

19.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	06.30.05	06.30.04

Personnel	(9,835)	(8,695)
Materials	(221)	(278)
Outside services	(25,274)	(21,351)
Means of connection	(42,151)	(28,622)
Rent, insurance and condominium fees	(24,581)	(24,993)
Interconnection	(24,702)	(28,758)
Taxes and contributions	(38,163)	(30,866)
Depreciation and amortization	(115,436)	(142,023)
Others	(808)	(54)
Cost of services rendered	(281,171)	(285,640)

Cost of products sold	(258,455)	(206,786)
Total	(539,626)	(492,426)

20.  SELLING EXPENSES

	Consolidated
	06.30.05	06.30.04

Personnel	(23,300)	(27,265)
Materials	(1,749)	(3,651)
Outside services (a)	(214,440)	(131,865)
Rent, insurance and condominium fees	(5,887)	(4,180)
Taxes and contributions	(211)	(330)
Depreciation and amortization	(39,882)	(35,649)
Allowance for doubtful accounts	(13,625)	(19,791)
Others	(4,316)	(1,447)
Total	(303,410)	(224,178)

(a) Include advertising expenses in the amount of R$45,176 as of June 2005 (R$37,522 as of June 30, 2004).

21.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Personnel	(742)	(944)	(24,307)	(21,723)
Materials	-	-	(3,542)	(2,683)
Outside services	(898)	(959)	(33,247)	(40,232)
Rent, insurance and condominium fees	(78)	-	(9,171)	(5,819)
Taxes and contributions	(7)	(13)	(866)	(1,218)
Depreciation and amortization	(215)	(215)	(20,759)	(25,896)
Others	(36)	(21)	(1,941)	(564)
Total	(1,976)	(2,152)	(93,833)	(98,135)

22.  OTHER OPERATING REVENUE (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Revenue:
Fines	-	-	5,880	4,381
Recovered expenses	632	-	15,873	402
Reversal of reserves	-	-	1,947	181
Shared infrastructure	-	-	3,308	2,198
Commercial discounts	-	-	13,829	2,243
Other	-	-	2,215	1,181
Total	632	-	43,052	10,586

Expenses:
Reserve for contingencies	-	-	(15,128)	(10,106)
FUST fees	-	-	(4,823)	(4,326)
FUNTTEL	-	-	(2,411)	(2,098)
ICMS on other expenses	-	-	(6,975)	(420)
PIS and COFINS on other revenues	-	-	(2,710)	(1,351)
Other taxes and contributions	-	-	(1,199)	(570)
Amortization of deferred charges	-	-	(185)	(190)
Other	(9)	(31)	(3,469)	(781)
Total	(9)	(31)	(36,900)	(19,842)

23.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Financial income:
Income from financial operations	5,404	3,445	35,968	41,591
Positive monetary/exchange variations	358	368	12,224	3,769
Derivative operations, net	-	-	-	9,131
PIS and COFINS on financial income	-	(292)	(49)	(5,214)
Total	5,762	3,521	48,143	49,277

Financial expenses:
Expenses of financial operations	(180)	(32)	(14,339)	(19,438)
Negative monetary/exchange variations	(1)	-	(5,207)	(24,012)
Derivative operations, net	-	-	(25,113)	-
Total	(181)	(32)	(44,659)	(43,450)

24.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, according to Note 6. The composition of income and social contribution taxes expenses is given below:

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Income tax	(1,157)	(363)	(47,118)	(7,935)
Social contribution tax	(298)	(131)	(16,670)	(2,797)
Deferred income tax	17	(862)	27,982	(18,912)
Deferred social contribution tax	127	(39)	10,399	(6,424)
Total	(1,311)	(1,395)	(25,407)	(36,068)

A reconciliation of the taxes on income disclosed and the amounts calculated at the combined statutory rate of 34% is presented below:

	Company		Consolidated
	06.30.05	06.30.04	06.30.05	06.30.04

Profit before taxes	46,143	64,765	70,239	99,438
Tax expense at the combined official rate	(15,689)	(22,020)	(23,881)	(33,809)
Permanent additions:
Nondeductible expenses	(6)	-	(1,315)	(29)
Other additions	-	(951)	(385)	(2,420)
Permanent exclusions:
Equity pick-up	14,251	21,576	-	-
Other exclusions	133	-	174	190
Tax expense	(1,311)	(1,395)	(25,407)	(36,068)

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

Tele Sudeste is the Parent Company of the operators Telerj and Telest, which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo according to the terms of the licenses granted by the Federal Government. Both operators also exploit the business of purchasing and distributing handsets through their own channels and distribution network to stimulate their core businesses.

The major market risks to which Telerj and Telest are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates, and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

Telerj and Telest take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in the businesses to be attenuated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. As of June 30, 2005, the subsidiaries had 70.3% (70.4% as of March 31, 2005) of their customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from the temporary investment and amounts receivable from swap operations. The Company operates in such a way as to diversify this exposure among first rate financial institutions.

Interest rate risk

Telerj and Telest are exposed to the risk of domestic interest rates fluctuations, due to the fact that the liability part of the operations with derivatives (exchange hedge) is associated with the cost of CDI. However, the balance of temporary investments, also indexed to the CDI, neutralizes this effect.

Foreign currency-denominated loans are also exposed to risk of a rise in the floating exchange rates (Libor). As of June 30, 2005, the principal of these operations amounted to R$8,874 (R$10,067 as of March 31, 2005).

Currency risk

Telerj and Telest utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of Telerj and Telest to the exchange rate factor as of June 30, 2005:

	Stated in thousands
	US$	€

Loans and financing	(17,355)	-
Suppliers	(19,593)	(657)
Derivative contracts	36,948	639
Total	-	(18)

b) Derivative contracts

The subsidiaries record derivative gains and losses as a component of financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book	Market	Unrealized
	value	value	gain (loss)

Trade payables	(47,919)	(47,919)	-
Loans and financing	(40,790)	(41,089)	(299)
Derivative contracts	(9,231)	(9,146)	85
Total	(97,940)	(98,154)	(214)

c) Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26.  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system and their successors, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS-A - defined-benefit multi-sponsor plan for participants that were previously assisted and had such status on January 31, 2000.

b) PBS-Tele Sudeste Celular - a defined-benefit plan that serves approximately 1% of the Company's employees.

c) PAMA - a multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the Plan, of which 12% is destined to funding the PBS-Tele Sudeste Celular Plan and 1.5% to the PAMA Plan.

d) Visão Celular Benefits Plan - a individual defined contribution plan - the Visão Celular Benefit Plan was introduced by SISTEL in August 2000.

The subsidiaries' contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% and 9% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2005, the subsidiaries made contributions to the PBS-Tele Sudeste Celular Plan and the Visão Celular Plan amounting to R$1,599 (R$1,302 as of June 30, 2004).

Up to June 30, 2005, the subsidiaries recognized proportionally the actuarial cost foreseen for the year 2005, recording R$276 in relation to these costs, in the other operating expenses account.

27.  CORPORATE RESTRUCTURING

On November 30, 2000, the corporate restructuring plan was concluded, whereby the goodwill paid in the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the corporate and tax purposes of the Company and its subsidiaries, record specific accounts related with the goodwill and the related reserve merged and the respective amortization, reversal and tax credit, the balances of which are as follows:

	Balances on date	Consolidated
	of merger	06.30.05	03.31.05

Balance sheet:
Merged goodwill	1,393,279	77,164	146,829
Merged reserve	(928,437)	(50,928)	(96,907)
Balance	464,842	26,236	49,922

		06.30.05	06.30.04
Statement of income:
Amortization of goodwill		139,328	139,328
Reversal of reserve		(91,956)	(91,956)
Tax credit		(47,372)	(47,372)
Effect on the result		-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum compulsory dividend. To ensure a better presentation of the Company's financial and equity situation in the financial statements, the net amount of R$26,236, as of June 30, 2005 (R$49,922 as of March 31, 2005), which essentially represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (see Note 6).

The merged tax credit is being capitalized as it is effectively realized. In the first semester of 2005, the subsidiaries realized R$24,592 of the tax benefit on account of the restructuring. The subsidiaries did not realize the entire tax benefit and recorded R$89,281 and R$32,281 as tax credit carryforwards on tax loss and negative social contribution base, respectively.

28.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. As from July 2003, the users were able to select the long-distance operator.

b) Corporate management advisory: Is payable by the subsidiaries to Telefónica Móviles S.A. and Telefónica Internacional on account of telecommunications services, calculated based on the percentage applied to net income from the services, restated according to the currency variation.

c) Corporate services: Are passed on to the subsidiaries under the same controlling group (as per item a) at the cost of the services effectively incurred.

d) Call center services by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service: Contracted for 12 months, renewable for the same period.

e) Maintenance of the profitability and cost control system by Telefónica Móbile Solution do Brasil.

f) Operator logistics and accounting/financial advisory services: Provided by Telefônica Gestão de Serviços.

g) Voice portal content provider services by Terra Network Brasil.

We set forth below a summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	06.30.05	03.31.05

Assets:
Trade accounts receivable, net	10,306	18,296
Receivable from Group companies	34,121	33,825

Liabilities:
Trade accounts payable	45,192	81,604
Technical assistance	39,196	42,383
Other liabilities	13,470	16,948

	06.30.05	06.30.04
Statement of income:
Revenues from telecommunications services	27,055	28,010
Selling expenses	(35,401)	(27,856)
General and administrative expenses	(6,151)	(5,874)
Revenues (expenses) financial, net	2,080	(6,072)

29.  INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of June 30, 2005, the Company had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover any losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Amounts insured

Amounts insured	R$940,160,000.00
General third-party liability - RCG	R$7,559,750.00
Automobile (fleet of executive vehicles)	Fipe Table and R$250,000.00 for DC/DM
Automobile (fleet of operational vehicles)	R$250,000.00 for DC/DM

30.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company began trading ADRs with the following main characteristics on the New York Stock Exchange - NYSE:

•  Type of shares: preferred.

•  Type of shares: preferred 5,000 (five thousand) preferred shares.

•  Shares are traded as ADRs with the code "TSD" on the New York Stock Exchange - NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

31.  SUBSEQUENT EVENTS

The General Meeting of the Board of Directors of Tele Sudeste Celular Participações S.A. held on June 28, 2005 approved the proposal to increase the capital for capitalization of the tax benefits resulting from the corporate restructuring, amounting to R$36,485, with the issue of 2,029,225 common book-entry shares, without par value. Each share will be traded for R$17.98, assuring the right to preference established in article 171 of Law No. 6,404/76, and funds arising from any exercise of the preference rights should be credited to the controlling shareholder. The term for exercising the right to preference is from June 29 to July 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.